NO ACT

PE
1-18-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040707

Received SEC
FEB 2 5 2008
Washington, DC 20549

February 25, 2008

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/25/2008

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2008

Dear Ms. Goodman:

This is in response to your letter dated January 18, 2008 concerning the shareholder proposal submitted to ExxonMobil by the Sisters of Saint Francis, Rochester, Minnesota. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 0 6 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Sister Betty Kenny, OSF
Chair, Social Investment Activities Committee
Sisters of Saint Francis, Rochester, Minnesota
1001 14 St. NW, Suite 100
Assisi Heights
Rochester, MN 55901-2525

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

January 18, 2008

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 26471-00003

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of Sisters of Saint Francis, Rochester, Minnesota*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal (the "Proposal") received from Sisters of Saint Francis, Rochester, Minnesota (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") adopt principles for comprehensive health care reform. Specifically, the Proposal states:

> RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:
>
> 1. Health care coverage should be universal.
>
> 2. Health care coverage should be continuous.
>
> 3. Health care coverage should be affordable to individuals and families.
>
> 4. The health insurance strategy should be affordable and sustainable for society.
>
> 5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

The Proposal's supporting statement describes the rising costs of health care and notes that "principles for health care reform . . . are essential if public confidence in [the Company's] commitment to its employees' health care coverage is to be maintained. A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal pertains to the Company's ordinary business operations; and

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals with Matters Related to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day to day basis" that they can not be subject to direct shareholder oversight. Examples of such tasks cited by the Commission are "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

For the reasons addressed below, the Proposal relates to the Company's ordinary business operations because: (A) the Proposal seeks to involve the Company in the political or legislative process with respect to an aspect of the Company's business; and (B) the Proposal relates to employee benefits. In well-established precedent, the Staff consistently has concurred that shareholder proposals relating to each of the foregoing implicate ordinary business matters, and as such, the Staff has concurred with the excludability of these proposals under Rule 14a-8(i)(7).

A. The Proposal and Supporting Statement Involve Ordinary Business Matters by Attempting to Involve the Company in the Legislative and Political Process Regarding Health Care Reform.

The Proposal asks that the Board adopt "principles for comprehensive health care reform" and suggests that such action is necessary because of rising costs. Thus, as discussed in more detail below, the essential objective of the Proposal is to involve the Company in the political and legislative process with respect to health care reform.

The Staff consistently has granted no-action relief to companies where, as here, a shareholder proposal seeks to involve the company in the political or legislative process. For example, in *Chrysler Corp.* (avail. Feb. 10, 1992), the Staff concurred, in reliance on the predecessor to Rule 14a-8(i)(7), in the omission of a proposal requesting that the company support and lobby for universal health coverage because it was "directed at involving the [c]ompany in the political or legislative process relating to an aspect of the [c]ompany's operations." In *Brunswick Corp.* (avail. Feb. 10, 1992), the Staff concurred that a similar shareholder proposal calling for a report (i) comparing health care standards, methods of administration, costs and financing of health care plans in all countries where the company does business, and (ii) describing aspects of governmental policy affecting those plans that should be included in the United States' development of a national health insurance plan, could be excluded from the company's proxy materials in reliance on the predecessor to Rule 14a-8(i)(7) because it was directed at involving the company in the political or legislative process relating to an aspect of the company's operations. It is noteworthy that the Staff's determination regarding this shareholder proposal was challenged by its proponent, the New York City Employees' Retirement System ("NYCERS"), and the Staff's determination that the proposal could be excluded as ordinary business was upheld. *See New York City Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144 (S.D.N.Y. 1992). Judge Patterson, who heard the challenge, noted that "[NYCERS's] [p]roposal as adopted is not limited to corporate policy but seeks to cause the corporation to form national policy," and that "as admirable as [NYCERS's] objectives may be, there is no precedent to support such a proposal . . . ." *Id.* at 147.

Likewise, on numerous occasions the Staff has concurred that shareholder proposals calling for an evaluation of the impact on the company of various health care reform proposals being considered by policymakers could be excluded from the companies' proxy materials in reliance on Rule 14a-8(i)(7) or its predecessor. *See Brown Group Inc.* (avail. Mar. 29, 1993, *exclusion affirmed* May 6, 1993); *Dole Food Co.* (avail. Feb. 10, 1992); *GTE Corp.* (avail. Feb. 10, 1992); *Tribune Co.* (avail. Mar. 6, 1991); *Minnesota Mining and Manufacturing Co.* (avail. Feb. 6, 1991); *Knight-Ridder, Inc.* (avail. Jan. 23, 1991); *Albertsons, Inc.* (avail. Jan. 22, 1991). Similarly, in *International Business Machines Corp.* (avail. Jan. 21, 2002), the Staff concurred that a shareholder proposal requiring the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system" was excludable because it "appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations."

As was the case with each of the no-action requests discussed above, by requesting the implementation of principles relating to health care reform, the Proposal seeks to have the Company engage in political and lobbying activities with respect to public policies affecting the Company's operations, namely health care reform. In this regard, and as discussed in detail below, the Proposal's supporting statement discusses specific political issues surrounding health care reform.

The supporting statement's references to the political efforts with respect to health care reform confirm that the Proposal's goal is to involve the Company in such efforts. For example, the supporting statement points to efforts made by "national organizations" regarding lobbying in the area of health care reform. Similarly, the health care reform principles that the Proponent lists as a model were drafted by the Institute of Medicine, an organization formed within the National Academy of Science to examine policy matters pertaining to the health of the public and to act as an advisor to the federal government.

Moreover, the supporting statement refers to the political debate regarding comprehensive health care reform as part of the 2008 presidential campaign. The Proponent clearly intends to compel the Company to get involved in this debate, not to mention similar and related debates that may occur in the U.S. Congress. As in the past, when the shareholder proposals cited above have been considered by the Staff, health care reform is on the legislative calendar. Numerous bills relating to health care coverage have been introduced in the U.S. Congress during 2007, and numerous others seek to expand health care coverage. *See, e.g.*, *United States National Health Insurance Act, H.R. 676, 110th Cong. (2007)* (introduced Jan. 24, 2007) ("A bill to provide for comprehensive health insurance coverage for all United States residents, and for other purposes."); *American Health Security Act of 2007, H.R. 1200, 110th Cong. (2007)* (introduced Feb. 27, 2007) ("A bill to provide for health care for every American and to control the cost and enhance the quality of the health care system."); *Healthy Americans Act, S. 334, 110th Cong. (2007)* (introduced Jan. 18, 2007) ("A bill to provide affordable, guaranteed private health coverage that will make Americans healthier and can never be taken away."); *Universal Health Care Choice and Access Act, S. 1019, 110th Cong. (2007)* (introduced Mar. 28, 2007) ("A bill to provide comprehensive reform of the health care system of the United States, and for other purposes."); *Kids Come First Act of 2007, S. 95, 110th Cong. (2007)* (introduced Jan. 4, 2007) ("A bill to amend titles XIX and XXI of the Social Security Act to ensure that every uninsured child in America has health insurance coverage, and for other purposes."); *Access to Affordable Health Care Act, S. 158, 110th Cong. (2007)* (introduced Jan. 4, 2007) ("A bill to expand access to affordable health care and to strengthen the health care safety net and make health care services more available in rural and underserved areas."). It is these debates that the lobbying organizations mentioned in the supporting statement seek to influence, and it appears that the ultimate goal of the Proponent in submitting the Proposal is to see that the Company engages in these debates as well.

In addition, there are significant health care aspects of the Company's business operations. As of December 31, 2006, the Company and its affiliates had over 82,000 employees around the world. As an employer offering both employee and retiree health insurance benefits, the Company is a significant health care consumer. The Company's health care programs include medical, dental and prescription drug programs, as well as post-retirement health care benefits. As a large consumer of health care, the Company's business operations would be affected by any principles for "comprehensive health care reform" that the Company might be required to address under the Proposal.

Determining whether to take a position on potential reform of public policies and the terms and scope of any such position thus impacts many aspects of the Company's business. These determinations are "fundamental to management's ability to run a company on a day to day basis." The Company devotes significant time and resources to monitoring its compliance with existing laws and participating in the legislative and regulatory process, including whether and how to take a position on legislative policies that are in line with the best interests of the Company and its shareholders. This process involves the study of a number of factors, including the likelihood that lobbying efforts will be successful and the anticipated effect of specific regulations on the Company's financial position and shareholder value. Likewise, decisions as to how and whether to lobby on behalf of certain issues of public policy, or whether to otherwise participate in the political process, involve complex considerations. These include the impact of proposed legislation on the Company's business, the use of corporate resources and the interaction of such efforts with other lobbying and public policy communications by the Company.

For these reasons and consistent with the precedent discussed above, the Proposal is directed at involving the Company in a political and legislative process related to an aspect of its operations and, thus, is excludable pursuant to Rule 14a-8(i)(7).

B. The Proposal Involves Ordinary Business Matters Because It Relates to Employee Benefits.

The Proposal deals with matters relating to the Company's ordinary business operations—employee benefits—which the Staff routinely has concluded are properly excludable in reliance on Rule 14a-8(i)(7). The design, maintenance and administration of health care coverage are part of a company's ordinary business operations. In its day-to-day employee benefits administration, the Company determines the coverage and applicable eligibility requirements for employees, retirees and others. Decisions that could impact changes in health care coverage, including "principles for comprehensive health care reform" that would undeniably impact the nature of health care coverage provided to the Company's employees, are best left to those who handle such decisions on a daily basis.

The Staff has recognized that shareholder proposals similar to the Proposal involve ordinary business matters. For example, in *General Motors Corp.* (avail. Apr. 11, 2007), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a shareholder proposal requesting the formation of a "report . . . on the implications of rising health care expenses" because it related to "employee benefits." Similarly, in *General Motors Corp.* (avail. Mar. 24, 2005), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a shareholder proposal requesting the formation of a "directors committee to develop specific reforms for the health cost problem" because it related to "employee benefits." Here, the Proposal requests that the Board develop "principles for comprehensive health care reform," which is very similar to the request in the proposal in *General Motors* for the "directors committee to develop specific reforms." Thus, we believe that the Proposal, as with the proposal in *General Motors*, is excludable as relating to ordinary business matters, specifically employee benefits.

The Staff also has determined consistently that shareholder proposals concerning health care benefits and health insurance costs are excludable as relating to ordinary business operations, specifically employee benefits. For example, in *Target Corp.* (avail. Feb. 27, 2007), the proposal requested a report on "the implications of rising health care expenses and how [the company] is positioning itself to address this issue without compromising the health and productivity of its workforce." The proposal, which the Staff concurred could be excluded under Rule 14a-8(i)(7) as relating to employee benefits, discussed extensively the rising cost of health care and its effect on the company's actions with respect to employee benefits. Similarly, the Proposal emphasizes that "[i]ncreasing health care costs leads companies to shift costs to employees." *See also General Motors Corp.* (avail. Apr. 11, 2007) (permitting the exclusion of a similar proposal under Rule 14a-8(i)(7)); *Int'l Business Machines Corp.* (avail. Jan. 13, 2005) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting a board report on the competitive impact of rising health insurance costs, including information regarding policies that the board has adopted, or is considering, to reduce such costs); *Sprint Corp.* (avail. Jan. 28, 2004) (permitting the exclusion of a shareholder proposal requesting a report on health insurance as "relating to . . . ordinary business operations"); *SBC Communications Inc.* (avail. Jan. 9, 2004) (permitting exclusion of proposal regarding health care coverage as relating to "ordinary business operations"); *PepsiCo, Inc.* (avail. Mar. 7, 1991) (permitting the exclusion of a shareholder proposal, noting that "decisions relating to the evaluation of employee health and welfare plans are matters involving the [c]ompany's ordinary business operations").

For these reasons, the Proposal is excludable under Rule 14a-8(i)(7) as implicating the Company's ordinary business operations because it relates to employee benefits.

II. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as To Be Inherently Misleading.

If the Staff does not concur that the Proposal may be excluded under Rule 14a-8(i)(7) as set forth in Section I above, then we believe that the broad and undefined scope of the Proposal's subject matter renders the Proposal so vague and indefinite that it may properly be excluded under Rule 14a-8(i)(3) as being in violation of Rule 14a-9. Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff consistently has taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004); *Philadelphia Electric Co.* (avail. July 30, 1992). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

On a number of occasions, the Staff has concurred with the exclusion of shareholder proposals that relate to a general set of standards, principles or criteria that lack a precise definition or ascertainable scope. In *Alaska Air Group, Inc.* (avail. Apr. 11, 2007), the Staff agreed that a proposal requesting that the board of directors amend the governing documents of the company to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" could be excluded as vague and indefinite. In its letter to the Staff, the company argued that "standards of corporate governance" is a concept that is "sweeping in its scope," thus making it impossible for the company, its board of directors or the shareholders to determine with any certainty what must be addressed in order to comply with the proposal. In *Johnson & Johnson* (avail. Feb. 7, 2003), the Staff concurred that the company could exclude as vague and indefinite a proposal requesting a report on the company's progress concerning "the Glass Ceiling Commission's business recommendations." In its letter to the Staff, the company noted that the proposal and supporting statement did not provide sufficient context and background information to allow shareholders and the company to understand the scope of the requested report. Further, in *Alcoa, Inc.* (avail. Dec. 24, 2002), the Staff concurred that the company could exclude as vague and indefinite a proposal calling for the full implementation of "human rights standards." In its letter to the Staff, the company pointed out that, although the supporting statement referred to a variety of International Labor Organization human rights goals, the reference to "standards" did not clarify for either shareholders or the company what standards were being referred to or precisely what actions were contemplated under the proposal.

The Proposal is similarly vague and indefinite as to the actions or measures it requests in at least two respects: (1) it fails to define sufficiently the subject matter of the Proposal; and (2) it fails to specify the Proposal's scope. The Proposal requests the Board to adopt "principles for comprehensive health care reform." Similar to the principles addressed in the proposals in *Alaska Air Group*, *Johnson & Johnson* and *Alcoa*, "comprehensive health care reform" is a concept that lacks a precise definition that might enable the Board and the shareholders to ascertain what principles might sufficiently implement the Proposal. Additionally, the Proposal refers to the principles of the Institute of Medicine as examples of the types of principles that it asks the Board to adopt. The Institute of Medicine principles do little to clarify the Proposal and introduce further unclear concepts, such as "universal," "continuous," "affordable" and "sustainable" health care coverage. *See* Institute of Medicine's Committee on the Consequences of Uninsurance, *Insuring America's Health: Principles and Recommendations* (National Academies Press: 2004), *abstract available at* http://www.iom.edu/?id=17848.

The lack of an agreed-upon definition and scope of "principles for comprehensive health care reform" makes it impossible for the Board and shareholders to ascertain whether any principles subsequently adopted are in compliance with the Proposal, and therefore render the Proposal vague and indefinite. The ability to ensure compliance is further frustrated by the Proposal's recitation of the Institute of Medicine principles, which introduce such sweeping concepts as "universal," "continuous," "affordable" and "sustainable" health care coverage.

The Proposal also is vague and indefinite because the unbounded scope of the subject matter and inherent diversity of views regarding what constitutes compliance with the Proposal make it inevitable that the shareholders would not know what they were voting upon. *See New York City Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992) ("Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote."); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). Such shareholder disagreement would further complicate the task of the Board in crafting principles to implement the Proposal. *See Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company's shareholders "would not know with any certainty what they are voting either for or against"); *Occidental Petroleum Corp.* (avail. Feb 11, 1991) ("The staff, therefore, believes that the proposal may be misleading because any action(s) ultimately taken by the [c]ompany upon implementation of this proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal.").

As with the shareholder proposals in *Alaska Air Group*, *Johnson & Johnson* and *Alcoa*, the Proposal is vague and indefinite. Thus, we believe that that the Proposal is in violation of Rule 14a-9, warranting exclusion on the basis of Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, my colleague, Elizabeth A. Ising, at (202) 955-8287 or James E. Parsons, Counsel in the Company's Corporate and Securities Law group, at (972) 444-1478.

Sincerely,

Amy L. Goodman

Enclosures

cc: James E. Parsons, Exxon Mobil Corporation
Sister Betty Kenny, OSF, Sisters of Saint Francis, Rochester, Minnesota

100368489_3.DOC

EXHIBIT A

ACADEMY OF OUR LADY OF LOURDES

CORPORATE TITLE OF

SISTERS OF THE THIRD ORDER REGULAR OF SAINT FRANCIS

OF THE CONGREGATION OF OUR LADY OF LOURDES

PHONE 507/282-7441
FAX: 507/282-7762

1001 14 ST NW, SUITE 100 • ASSISI HEIGHTS
ROCHESTER, MINNESOTA 55901-2525

December 4, 2007

Mr. Thomas J. Gill
Manager—Office of the Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Gill:

The Sisters of Saint Francis, Rochester, Minnesota, have been very concerned about health care that is affordable and available. We are finding, however, that it is becoming harder and harder for average people to have access to that health care. Thus this letter and the enclosed documents.

I am authorized on behalf of the Sisters of Saint Francis, Rochester, to notify your of our intention to submit this shareholder proposal for inclusion in the proxy statement for consideration and action by the shareholders at the 2008 annual meeting in accordance with Rule 14-a 8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We have owned at least $2,000 of ExxonMobil Corporation common stock for many years. We intend to hold the stock at least through the date of the next ExxonMobil Corporation annual meeting in 2008. Verification of ownership is included in this mailing.

I look forward to hearing from you on this very important issue.

Sincerely,

Sister Betty Kenny, OSF

Sister Betty Kenny, OSF
Chair, Social Investment Activities Committee
Sisters of Saint Francis, Rochester, Minnesota

SHAREHOLDER PROPOSAL

DEC 10 2007

NO. OF SHARES ____________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

HEALTH CARE REFORM PRINCIPLES

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Consistently polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/*Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007). The National Coalition on Health Care (whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions), also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we shareholders believe that the 47 million Americans without health insurance results in higher costs for **General Electric Company** and other U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs leads companies to shift costs to employees. This can reduce employee productivity, health and morale. We also believe rising healthcare costs borne by the company have an adverse affect on shareholder value.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as the IOM's, are essential if public confidence in our company's commitment to its employees' health care coverage is to be maintained. We ask shareholders to support this resolution.

2008HealthCareGeneric10.11.07 498 words, excluding titles

14 2nd Street SW, Suite 201
Rochester, MN 55902 9851

T 507-281-0403
F 507-529-4413
Toll Free 800-328 8191

citi smith barney

RECEIVED
DEC 21 2007
H. H. HUBBLE

December 4, 2007

Exxon Mobil
5959 Las Colinas Blvd
Irving, TX 75039-2298

Dear Sir or Madam,

This letter verifies that the Academy of Our Lady of Lourdes owns 60 shares of Exxon Mobil. The Academy has owned these shares continually as follows:

60 shares	07/02/98

The Academy still owns these shares and intends to hold these shares for one year. The shares are held long in the Academy of Our Lady of Lourdes account at Smith Barney.

Regards,

Kathleen M. Allison

Kathleen M. Allison
Second Vice President – Wealth Management
Financial Planning Specialist

Robert M. Ploetz
First Vice President – Wealth Management
Financial Advisor

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 12, 2007

VIA UPS – OVERNIGHT DELIVERY

Sister Betty Kenny, OSF
Chair, Social Investment Activities Committee
Sisters of Saint Francis, Rochester, Minnesota
1001 14 Street NW, Suite 100
Assisi Heights
Rochester, MN 55901-2525

Dear Sister Betty Kenny:

This will acknowledge receipt of the proposal concerning health care reform principles, which you have submitted on behalf of the Sisters of Saint Francis, Rochester, Minnesota, in connection with ExxonMobil's 2008 annual meeting of shareholders. By copy of a letter from Citi Smith Barney, share ownership has been verified.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

"QuantumView" <QuantumViewNotify@ups.com>

12/13/07 11:29 AM

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Important Delivery Information

Delivery Date / Time: 13-December-2007 / 10:12 AM
Delivery Location: RECEIVER
Signed by: SMITH

Shipment Detail

Ship To:
Siser Betty Kenny
Sisters of St. Francis
1001 14 Street NW, Suite 100
ROCHESTER
MN
559012525
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0191471103
Reference Number 1:	0137/6401

file
DGH

ACADEMY OF OUR LADY OF LOURDES

CORPORATE TITLE OF

SISTERS OF THE THIRD ORDER REGULAR OF SAINT FRANCIS

OF THE CONGREGATION OF OUR LADY OF LOURDES

PHONE 507/280-2196
OR
507/282-7441

OFFICE OF THE TREASURER
1001 14ST NW • ASSISI HEIGHTS
ROCHESTER, MINNESOTA 55901-2525

December 18, 2007

Henry H Hubble
Vice President Investor Relations
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

RECEIVED
DEC 21 2007
H. H. HUBBLE

Dear Mr. Hubble,

Thank you for your letter of December 12, 2007 advising of the need for authorized representation to present our proposal at the stock holder meeting.

You have received the confirmation of ownership of Exxon Mobil stock by the Academy of Our Lady of Lourdes, and our intent to continue ownership. I hold the proxy vote for these stocks and I have worked with the Social Investment Activity Committee and Sister Betty Kenny in the filing of this proposal. Either myself or my representative will be in attendance at the meeting to present the proposal.

Thank you again, for your attention to this matter. I am confident all is in order relative to this proposal.

Sincerely,

Sister Jean Keniry, OSF
Treasurer

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2008

The proposal urges the board of directors to adopt principles for health care reform, such as those based upon principles specified in the proposal.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END